UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

23 April 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Telecom appoints Simon Moutter as CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 23 April 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE

23 April 2012

Telecom appoints Simon Moutter as CEO and Managing Director

Telecom has today announced that it has appointed Simon Moutter to the role of Chief Executive Officer (CEO) and Managing Director, effective 1 September 2012.

Mr Moutter is currently CEO of Auckland International Airport. He has previously held senior roles at Telecom, including Chief Operating Officer. Prior to that he was Chief Executive at Powerco.

“Simon’s knowledge of the telecommunications industry in New Zealand is strong and deep, and he is a proven CEO of a significant listed organisation,” said Mark Verbiest, Telecom Chairman.

“He has also demonstrated that he can deliver growth in a challenging environment by transforming the customer experience at Auckland International Airport.

“As such, the Telecom Board is confident Simon has the right skill-set to lead Telecom as it adapts to the opportunities and challenges driven by significant changes to its structure and operating environment.”

The appointment follows an extensive global search, which commenced in December 2011.

Each candidate was assessed and benchmarked against a wide range of criteria in order to ensure the successful candidate has the right mix of skills to lead Telecom through the next phase of its business.

“The recruitment process has been extremely robust, conducted over a period of several months, and many high calibre candidates were attracted to the role. Ultimately the board was unanimous that Simon was the best candidate, and we are delighted to have secured his services.

“It is also pleasing that the best candidate for the job has been shown to be a New Zealander.

“Simon has a proven ability to lead companies in developing and delivering compelling services for customers.

“He was instrumental in the transformation of Telecom in the early 2000s, where the company pushed strongly into the IT services sector with the acquisition and expansion of Gen-i, the turnaround of Telecom mobile, and the roll-out of nation-wide broadband services.”

“He has also led the transformation of Auckland International Airport, which has significantly improved the international traveller experience as well as growing customer numbers.

“His focus on customer experience has seen AIA voted best airport in Asia Pacific four years running, as well as significantly growing revenues from non-airport business.

“This customer focus, in a challenging environment, in addition to deep knowledge of telecommunications and experience as CEO of a large listed company, means Simon is superbly qualified to lead Telecom,” he said.

Simon Moutter said he was excited to be returning to Telecom.

“I feel privileged to be selected to lead a resurgent Telecom as it reshapes for success in an even more dynamic communications services market post the demerger.

“I am looking forward to returning to the telecommunications industry, where Telecom, now subject to significantly less regulation, is free to focus on delivering world class products and services to our customers throughout New Zealand,” he said.

CEO Remuneration

Mr Moutter will receive a base salary of $1.35m, and he will also be eligible to receive short and long term incentives.

He will receive an annual short term performance incentive of $750,000 in cash if he meets the targets set by the board. He will also receive shares to a value of $600,000 for achievement of those targets, with the shares received as part of this performance incentive restricted from sale for two years.

The total value of the incentive payment and share grant may increase if Mr Moutter significantly exceeds the targets set by the board.

Mr Moutter will also be eligible for $1m in share rights annually, as his long term incentive. The vesting of these share rights will typically not occur until three years after they have been granted, and vesting is subject to meeting financial and shareholder return performance hurdles to be determined by the board.

In all cases, the performance targets will be closely aligned to the delivery of shareholder value.

“This package represents the market rate for a CEO position of this magnitude,” said Mark Verbiest.

“While Telecom is a smaller company than it was following the Chorus demerger, it retains a significant level of scale, challenge and complexity and the package reflects that. Telecom is currently the largest listed company by market capitalisation on the NZX.”

“If challenging performance targets are met then Simon will be rewarded appropriately, in a manner that is closely aligned with shareholder value. As such, the majority of Simon’s remuneration package is at risk, with a high proportion of incentives paid in shares.”

Mr Moutter will also receive a one-off grant of share rights on commencement with a value of $750,000. This grant vests in two tranches; the first half after 12 months and the second half after 24 months.

ENDS

For media enquiries:

Ian Bonnar

Head of Group Communications

+64 (0)27 215 7564

For investor enquiries:

Stefan Knight

Head of Investor Relations

+64 (0)27 252 9438

Simon Moutter Bio

Simon is currently responsible for the overall leadership, strategic direction and executive management of Auckland International Airport.

Prior to joining Auckland International Airport in 2008, Simon was chief operating officer at Telecom, managing most parts of the business at one time or another. This was preceded by 13 years in the electricity and gas industries.

Simon has a Master’s Degree in Engineering (Electrical and Electronics) from University of Canterbury and a Bachelor’s Degree in Science (Physics) from Massey University.

Summary of employment and experience

2008-	AUCKLAND INTERNATIONAL AIRPORT LTD
Present	Auckland

Chief Executive Officer

1999-2008	TELECOM CORPORATION OF NEW ZEALAND LTD
Auckland and Wellington

2006-2008	Chief Operating Officer, Business

2002-2006	Chief Operating Officer, New Zealand

2000-2002	Group General Manager, Network and International

1999-2000	General Manager, Network Delivery

1991-1999	POWERCO LTD
New Plymouth

Chief Executive Officer

1991-1992	ELECTRICITY CORPORATION OF NZ LTD
New Plymouth

Station Manager, New Plymouth Power Station

1987-1990	ELECTROTECH CONSULTANTS LTD

Managing Director and Owner

1983-1987	NEW ZEALAND MINISTRY OF ENERGY

Electrical Engineer, Electricity Division

Simon Moutter - Summary of Key Terms

The key terms of the employment arrangement are summarised below. These terms have been established taking into account the high calibre of Mr Moutter, external expert advice on both best practice remuneration structures, and NZ, Australian and international comparative company benchmarks.

The remuneration package is linked to the performance of the Telecom Group so that higher levels of performance attract higher rewards, and is aligned with shareholder outcomes.

Term

The employment agreement is for an indefinite duration, subject to the termination provision detailed below. Mr Moutter will commence employment on the 1st September 2012.

Remuneration

There are four components to Mr Moutter’s remuneration package, the quantum of which will be reviewed annually. Any grants of equity are subject to the approval of shareholders which will be sought at the 2012 annual shareholders meeting in October.

•	Base Remuneration of NZ$1,350,000 per annum.

•

Annual Performance Incentive with a target value of NZ$750,000. The actual short term incentive awarded will be determined by the Board based on Telecom and CEO performance against annual performance criteria.

•

Performance Equity Incentive with a target value of $600,000. The actual value of the shares to be granted will be determined by the Board based on Telecom and CEO performance against the annual performance criteria. The number of restricted shares to be awarded (subject to shareholder approval) will be determined by dividing the after tax value of the performance grant value by the share price on the date of issue. Shares granted will be restricted from sale or disposal for two years from grant date. Dividends will be payable on these restricted shares.

•	A long-term incentive (LTI) of up to $1,000,000 by way of performance share rights with a zero-exercise price, subject to shareholder approval.

Allocation

The number of share rights issued will be calculated by dividing the LTI amount ($1,000,000) by the share price on the date of the issue. The initial effective date will be the commencement date.

Vesting Periods

Share rights granted in September 2012 will be eligible for vesting 50% in 2014 and 50% in 2015. Share Rights granted in 2013 and subsequent years will be eligible for vesting after three years.

Vesting Conditions

The ability to vest any of the Share Rights and the number of Share Rights that will vest following the end of the vesting period is dependent on achievement of performance hurdles. The performance hurdles for 2012 are yet to be determined by the Board but are likely to be 50% relative TSR and 50% an internal measure of earnings or free cash flow.

Mr Moutter will also receive a one-off grant of share rights on commencement with a value of $750,000. The share rights will have a zero-exercise price and are subject to shareholder approval. This grant vests in two tranches; the first half after 12 months and the second half after 24 months.

Termination

•	Mr Moutter may resign at any time giving six months’ notice.

•

Telecom may terminate Mr Moutter’s employment with three months’ notice. A payment of nine months’ base remuneration will be made, plus pro rata annual performance incentive (STI) in the case of termination by the Company, other than for termination for cause.

•

If there is a change of control that results in Mr Moutter no longer being the CEO of a publicly listed company then he will be able to terminate his employment with three months’ notice and receive payment as if Telecom had terminated his employment.

•	Telecom may also terminate Mr Moutter’s employment without notice for defined causes in which case he will receive no further entitlement to any remuneration.

•

Any additional entitlement to incentives on termination due to notice by Telecom or change of control will be at the discretion of the Board, subject to the rules of those schemes. In particular, If Telecom terminates Mr Moutter’s employment on notice then his performance equity incentive shares that are due to vest within one year will transfer into his ownership, and if Mr Moutter terminates his employment as a result of a change of control then he will receive a prorata grant under the performance equity incentive, his equity incentive scheme shares will vest into his ownership as will his LTI.

Restraints

For a period of twelve months after ceasing working for Telecom (including any period of garden leave) Mr Moutter is restrained in New Zealand, Australia and other countries where Telecom operates in a substantial manner from being associated with a business operating in a sector within which Telecom competes.

He is further restrained for the same period from soliciting from Telecom, Telecom employees or customers.